UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Southeastern Bank Financial Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Page 2 of 4 Pages

(1)	Names of reporting persons R. Daniel Blanton
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 156,375
(6) Shared voting power 384,548
(7) Sole dispositive power 156,375
(8) Shared dispositive power 384,548
(9)	Aggregate amount beneficially owned by each reporting person 540,923
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.1%
(12)	Type of reporting person (see instructions) IN

CUSIP No.	Page 3 of 4 Pages

Item 1(a).	Name of Issuer:

Southeastern Bank Financial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3530 Wheeler Road

Augusta, Georgia 30909

Item 2(a).	Name of Person Filing:

R. Daniel Blanton

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Southeastern Bank Financial Corporation

3530 Wheeler Road

Augusta, Georgia 30909

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

N/A

Item 4.	Ownership as of December 31, 2011:

(a) Amount beneficially owned: 540,9231)(2)

(b) Percent of class: 8.1%

(c) Number of shares as to which such person has

(i)	sole power to vote or direct the vote: 156,375(1)

(ii)	shared power to vote or direct the vote: 384,548(2)

(iii)	sole power to dispose or to direct the disposition of: 156,375(1)

(iv)	shared power to dispose or direct the disposition of: 384,548(2)

(1)

Includes: (i) 139,142 shares held of record by Mr. Blanton; (ii) 6,615 shares held in Mr. Blanton’s IRA; (iii) 8,880 shares subject to options that are either currently vested or that will vest before March 1, 2012 and (iv) 1,738 shares held as trustee or custodian for the benefit of minor children.

(2)

Includes: (i) 221,244 shares held by Mr. Blanton’s wife; (ii) 32,795 shares held of record by Mr. Blanton’s children; (iii) 7,537 shares held jointly with his wife; (iv) 96,738 shares held by his wife as trustee or custodian for the benefit of their minor children; and (v) 26,234 shares held in Mrs. Blanton’s IRA.

CUSIP No.	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of the Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2012

Signature:	/s/ R. Daniel Blanton

Name:	R. Daniel Blanton